 **ARBEL CAPITAL**
Intelligent Financing

Arbel Capital Group Ltd
18 Wisotzky St.,
Tel-Aviv 62338, Israel
Tel. +972 3 5444170
Fax. +972 3 5444140
www.arbelcapital.com

מקבוצת ארבל קפיטל בע"מ
רח' ויסוצקי 18
תל-אביב 62338
טל. +972 3 5444170
פקס. +972 5 5444140
www.arbelcapital.com

Strictly Private and Confidential

24/09/2008

Strategic Cooperation Agreement

This letter agreement (the "Agreement") will confirm the understanding and agreements between Arbel Capital Group Ltd. ("ACG"), a company incorporated under the law of the state of Israel and Geo Genesis Group Ltd ("GGG"), a company incorporated under the law of the Marshall Islands as follows:

As ACG and GGG, through its subsidiary Geo Genesis Group Inc ("GGG Inc"), a Delaware Corporation decided to cooperate on providing corporate advising services to AgroPeace Ltd. ("AgroPeace"), a company exclusively engaged with ACG to retain such services, as well as to other companies each of the parties might engage with and present to other party from time to time,

Both parties agree as follows:

1. ACG and GGG (GGG defined as encompassing GGG and all fully owned subsidiaries of GGG or assignees of GGG) will share all fees (from any kind, including but not limited to, cash, securities, warrants and etc.) generated to each of them from the AgroPeace deal, equally (50:50). The fee sharing shall include (but shall not be limited to) the shares granted following the closing of the debenture, the private placement and any other fees generated from placement fees provided such fees are payable to either ACG and GGG in the respective jurisdictions of the private placing. In the event regulated investment banks are hired after joint agreement on such hiring only the parties entitled to such fees on a regulatory basis shall receive such fees, this distinction does not apply to shares received in an advisory/consulting capacity regardless of the jurisdiction as such equity interest generally do not fall under investment banking regulated jurisdictional authorities and are fully part of the 50:50 agreement.

2. For any other business introduced by one party to the other, ACG and GGG will share all fees generated and paid to each of them from such entity, equally, unless agreed otherwise. Such fees shall include with no limitation, cash, securities, warrants etc.

3. All fees shall be payable no later than than 15 business days from the receipt of such fees by each Party. All fees payable under this Agreement quoted before VAT, which shall be, if and where applicable, charged at the prevailing rate, against the presentation of duly executed tax invoices.

4. The parties agree to work towards establishing a joint entity for future joint businesses and seek appropriate regulatory registration when and if required.

5. Each Party shall bear its own expenses incurred in connection with the services provided by it.

6. Any information provided by one party hereto to the other party hereto for any purpose, will be used by the recipient party only for the purposes of performing this Agreement and not for any other purpose.



ARBEL CAPITAL
Intelligent Financing

Arbel Capital Group Ltd
18 Wisotzky St.,
Tel-Aviv 62338, Israel
Tel. +972 3 5444170
Fax. +972 3 5444140
www.arbelcapital.com

מקבוצת ארבל קפיטל בע"מ
רח' ויסוצקי 18
תל-אביב 62338
טל. +972 3 5444170
פקס. +972 5 5444140
www.arbelcapital.com

7. This Agreement shall expire 12 month from the date of execution of this Agreement (the "Term").This Agreement is to be extended automatically every 12 month. Either GGG or ACG may terminate this Agreement, for any reason whatsoever, by at least thirty-day prior written notice to the other party. Notwithstanding any expiration or termination, each Party shall remain responsible for the payment of the fees to the other Party with respect to any transaction with AgroPeace or with any other entity introduced by one party to the other during the Term, and follow – on - transactions, entered into during the 24 months period following the termination of this Agreement. Each Party shall notify the other in writing of any such transaction, 30 days prior to the Closing thereof, and shall provide all of the information required for calculation of the respective fees.

8. The provisions of Sections 1, 2, 3, 5, 6 and 7 (inclusive) of this Agreement shall survive any expiration or termination hereof.

9. This letter agreement shall be governed by the laws of the State of Israel if ACG is a defendant and by the laws of the State of New York, USA if GGG is a defendant. The parties agree to use the American Arbitration Association as the forum for any litigation. This provision shall survive expiration or termination of this Agreement for any reason.

The Parties hereto have executed this Agreement effective as of the last date appearing below.

Arbel Capital Group Ltd
18 Wisotzky Street
Tel Aviv, 62338 - Israel

Name: Arik Peretz
Title:
Date:

Signature:

קבוצת ארבל קפיטל בע"מ
Arbel Capital Group Ltd.
ח.פ. No. 513878538

Saar Pilossof
Title: partner
Date: 25/09/08

Signature:

Geo Genesis Group Ltd.
c/o Geo Genesis Group Inc.
575 Madison Avenue, suite 1006.NY,NY
10022- USA

Name: Roger Bendelac
Title: CEO
Date: September 25,2008

Signature: R Bendelac, AS CEO. AND EXECUTIVE DIRECTOR.